Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Churchill Tax-Free
Fund of Kentucky (the "Fund") was held on April 27, 2007.
The holders of shares representing 85% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1.  To elect Trustees.

			Dollar Amount of Votes:

		Trustee		For			Withheld
	Thomas A. Christopher	$229,290,668	$1,685,782
	Diana P. Herrmann		$229,439,122	$1,537,329
	Timothy J. Leach		$229,332,067	$1,644,384
	Theodore T. Mason		$229,232,065	$1,744,386
	Anne J. Mills		$229,343,471	$1,632,991
	James R. Ramsey		$228,254,456	$2,721,995

2.  To ratify the selection of Tait Weller & Baker LLP as the
Fund's independent registered accounting firm.

			Dollar Amount of  Votes:

	For			Against		Abstain
	$228,502,912	$662,928		$1,809,979